UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number 001-41175

SANGOMA TECHNOLOGIES CORPORATION

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

100 Renfrew Drive

Suite 100

Markham, Ontario, Canada L3R 9R6

(905) 474-1990

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.3 of this Form 6-K is incorporated by reference as an additional exhibit to the registrant's Registration Statement on Form F-10 (File No. 333-261071).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Sangoma Technologies Corporation Notice of Meeting
99.2	Sangoma Technologies Corporation Form of Proxy
99.3	Sangoma Technologies Corporation Management Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sangoma Technologies Corporation

Date:	November 16, 2022	By:	/s/ Larry Stock
			Name:	Larry Stock
			Title:	Chief Financial Officer